May 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Martin James

Re:	Baxter International Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2011

Filed February 23, 2012

Form 8-K dated April 19, 2012

Filed April 19, 2012

File No. 001-04448

Dear Mr. James:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 26, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and Form 8-K dated April 19, 2012.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

Form 8-K dated April 19, 2012

1.	We see that you present non-GAAP financial information and the related reconciliation required by Item 10(e) of Regulation S-K in the form of an “adjusted” income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

Company Response:

In preparing our earnings release and related schedules, we considered Regulation G, Item 10(e) of Regulation S-K and the Staff’s interpretive guidance in Compliance and Disclosure Interpretation 102.10. More specifically, we carefully considered the relative prominence of the GAAP and non-GAAP financial measures included in the earnings release and the related schedules as well as the need to provide helpful information to investors with as much clarity as possible. It is important to note that that the schedule containing our GAAP statements of income precedes the non-GAAP disclosures. Additionally, the schedule that includes the reconciliation of the GAAP to non-GAAP financial measures includes page and column headings that carefully label and distinguish between such

Martin James

Securities and Exchange Commission

GAAP and non-GAAP financial measures and presents the GAAP and non-GAAP numbers with equal prominence. In the Form 8-K filed by the Company with the earnings release, we also strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and state that non-GAAP earnings measures, when used in conjunction with the results presented in accordance with GAAP and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of our operations and can facilitate a fuller analysis of the Company’s results of operations, particularly in evaluating performance from one period to another.

The intent of the more comprehensive reconciliation of non-GAAP measures to GAAP measures is to help shareholders better understand how special charges impact the Company’s income statement and thereby increase shareholder understanding of the Company’s quarterly financial results. For example, different special charges may impact several line items within the income statement as well as certain measures used by investors such as gross margin percentage and certain expenses as a percentage of net sales. We believe that the current presentation illustrates this to the reader and may better facilitate quarter-to-quarter comparisons when special charges occur in both quarters.

As we recognize that the Staff has concerns with respect to the use of non-GAAP income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, we will revise our presentation format to eliminate the non-GAAP adjusted statements of income in our GAAP to non-GAAP reconciliations in future earnings releases.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Martin James

Securities and Exchange Commission

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-4310.

Very truly yours,

/s/ Robert J. Hombach
Robert J. Hombach
Corporate Vice President and
Chief Financial Officer